Exhibit (a)(5)(B)

Contact:	Brett D. Heffes
763/520-8500

FOR IMMEDIATE RELEASE

WINMARK CORPORATION ANNOUNCES

RESULTS OF ITS SELF-TENDER OFFER AND CLOSING OF FINANCING

Minneapolis, MN (May 14, 2015) - Winmark Corporation (Nasdaq: WINA) announced today the results of its self-tender offer to purchase up to 875,000 shares of its common stock for a price of $84.72 per share, which expired at 12:00 midnight EDT, on May 13, 2015.

Based on the final count by Wells Fargo Bank, N.A., the depositary for the tender offer, a total of 1,849,830 shares of the Company’s common stock were properly tendered and not properly withdrawn in the tender offer. Due to the tender offer being oversubscribed, the Company today accepted for payment, on a pro rata basis, 875,000 shares of its common stock at the purchase price of $84.72 per share, for an aggregate cost of approximately $74.1 million, excluding fees and expenses related to the tender offer. Based upon the count of shares tendered and shares accepted for payment, the proration factor for the tender offer was approximately 47.3 percent.

The number of shares purchased by the Company represents approximately 17.5 percent of the Company’s outstanding shares of common stock as of May 13.  The total amount of shares purchased in the tender offer includes 788,224 shares from John L. Morgan, the Company’s Chairman and Chief Executive Officer and 81,832 shares from Kirk A. MacKenzie, a Director of the Company.

The depositary will promptly issue payment for the shares accepted for purchase in accordance with applicable law. Any shares validly tendered and not purchased due to proration or conditional tenders will be returned promptly to shareholders by the depositary in accordance with applicable law.  All inquiries about the tender offer should be directed to D.F. King & Co., Inc. at (877) 536-1561 (toll free).

The Company also announced today that it has closed on its amended $60.0 million revolving line of credit facility with The PrivateBank and Trust Company and BMO Harris Bank N.A., as well as its $25.0 million term loan facility with Prudential Investment Management, Inc., its affiliates and managed accounts.  Proceeds from these financing facilities will used to fund the tender offer and for general corporate purposes.

Winmark Corporation creates, supports and finances business.  At March 28, 2015, there were 1,099 franchises in operation under the brands Plato’s Closet®, Once Upon A Child®, Play It Again Sports®, Music Go Round® and Style Encore®.  An additional 110 retail franchises have been awarded but are not open.  In addition, at March 28, 2015, the Company had a lease portfolio equal to $42.9 million.

Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to future events or the future financial performance of the Company.  Such forward-looking statements are only predictions or statements of intention subject to risks and uncertainties and actual events or results could differ materially from those anticipated.  Because actual result may differ, shareholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements.